GRI BIO, INC.
2223 AVENIDA DE LA PLAYA, SUITE 208
LA JOLLA, CA 92037

January 30, 2026

VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Chris Edwards

Re:	GRI Bio, Inc.
Registration Statement on Form S-3
Filed January 30, 2026
File No. 333-293065 (the “Registration Statement”)
Acceleration Request
Ladies and Gentlemen:
In accordance with Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, GRI Bio, Inc. (the “Registrant”) hereby respectfully requests that the U.S. Securities and Exchange Commission accelerate the effective date of the above-referenced Registration Statement to Friday, January 30, 2026, at 4:05 p.m., Eastern Time, or as soon as thereafter practicable.
The cooperation of the staff in meeting the timetable described above is very much appreciated.
Please contact Melanie Ruthrauff Levy or Jessica Zhang of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., counsel to the Registrant, at (858) 314-1873 or (415) 432-6119, respectively, with any questions regarding this request.

Very truly yours,

GRI BIO, INC.

/s/ W. Marc Hertz, Ph.D.

W. Marc Hertz, Ph.D., Chief Executive Officer

cc:	Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Adam Lenain, Esq.
Melanie Ruthrauff Levy, Esq.
Jessica Zhang, Esq.